news release

ARCELORMITTAL REPORTS FULL YEAR AND FOURTH QUARTER 2009 RESULTS

Luxembourg, February 10, 2010 - ArcelorMittal (referred to as “ArcelorMittal”, or the “Company”) (MT (New York, Amsterdam, Brussels, Luxembourg, Paris) MTS (Madrid)), the world’s leading steel company, today announced results1,2 for the three and twelve month periods ended December 31, 2009.

Highlights:

•	Health and Safety frequency rate3 improved by 24% during 2009
•	Shipments of 71.1 million tonnes in 2009 and of 20 million tonnes in Q4 2009, up 10% compared to Q3 2009
•	EBITDA4 of $5.8 billion in 2009 and $2.1 billion in Q4 2009, up 34% compared to Q3 2009
•	Cash flow from operations of $7.3 billion for 2009
•	Net debt5 reduced to $18.8 billion, down $13.7 billion from the start of the global economic crisis6

Performance and industrial plan:

•	Capacity utilisation increased to 70% in Q4 2009
•	$2.7 billion of annualized sustainable cost reductions achieved in 2009; on track to achieve $5 billion of management gains by 2012
•	Current CAPEX plan of $4 billion for 2010, up 43% from 2009, focused on selective growth projects in emerging markets

Guidance for the three months ended March 31, 2010:

•	EBITDA expected to be between $1.8 – $2.2 billion

Financial highlights (on the basis of IFRS, amounts in US$):

(USDm) unless otherwise shown	4Q 09	3Q 09	4Q 08 2	12M 09	12M 08 2
Sales	$18,642	$16,170	$22,089	$65,110	$124,936
EBITDA	2,131	1,589	2,808	5,824	24,478
Operating Income / (Loss)	684	305	(3,466)	(1,678)	12,236
Net Income / (Loss)	1,070	903	(2,632)	118	9,399

Iron Ore Production (Million Mt)	15.6	13.1	15.5	52.7	64.7
Crude Steel Production (Million Mt)	22.5	19.6	14.9	73.2	103.3
Steel Shipments (Million Mt)	20.0	18.2	17.1	71.1	101.7
EBITDA/tonne (US$/t)	107	87	165	82	241
Operating Income (loss) /tonne (US$/t)	34	17	(203)	(24)	120
Basic Earnings per share (USD)	0.71	0.60	(1.93)	0.08	6.80

Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:

In a very difficult environment, ArcelorMittal has succeeded in reducing its cost base substantially and significantly strengthening the balance sheet. We therefore start the year in a good position to benefit from the progressive, albeit slow, recovery that is underway. Although 2010 will continue to be challenging, we are now increasing capital expenditure to take advantage of selected growth opportunities as demand improves.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2009 to be filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ARCELORMITTAL FOURTH QUARTER 2009 AND FULL YEAR 2009 RESULTS

ArcelorMittal, the world’s largest and most global steel company, today announced results for the three and twelve month periods ended December 31, 2009.

Corporate responsibility performance and initiatives

Health and safety - Own personnel and contractors lost time injury frequency rate 3

Health and safety performance, based on own personnel figures and contractors lost time injury frequency rate, improved from 2.5 for the year 2008 to 1.9 for the year 2009. Health and safety performance at the Company’s mining facilities improved from 3.4 in year 2008 to 2.4 for year 2009, and at the Company’s steel facilities performance improved from 2.4 in year 2008 to 1.8 for year 2009.

Lost time injury frequency rate	4Q 09	3Q 09	4Q 08	12M 09	12M 08
Total Mines	1.9	2.2	2.5	2.4	3.4

Lost time injury frequency rate	4Q 09	3Q 09	4Q 08	12M 09	12M 08
Flat Carbon Americas	2.7	1.3	1.7	2.1	2.1
Flat Carbon Europe	2.0	2.0	1.7	1.8	2.4
Long Carbon Americas and Europe	1.6	1.8	2.4	1.8	3.4
Asia Africa and CIS (AACIS)	1.3	1.5	0.8	1.1	1.2
Stainless Steel	3.3	2.8	2.5	1.8	2.2
Steel Solutions and Services	3.2	4.6	3.3	3.9	3.8
Total Steel	1.9	1.9	1.8	1.8	2.4

Lost time injury frequency rate	4Q 09	3Q 09	4Q 08	12M 09	12M 08
Total (Steel and Mines)	1.9	2.0	1.8	1.9	2.5

Key initiatives for the three months ended December 31, 2009

•	ArcelorMittal Dofasco “Community Strength” initiative was launched with local community partners, which underscores its commitment to invest in key community events and organizations.

•
ArcelorMittal Indiana Harbor was selected to negotiate with the US Department of Energy (DOE) for a definitive award relating to its proposed No. 7 blast furnace gas flare capture project. The award would provide 50 percent cost reimbursement for the project up to $31.6 million. This project is the only one selected in Indiana, and was one of only nine organizations across the US to be selected to receive funds, under the American Recovery and Reinvestment Act, for projects that promote the use of combined heat and power, district energy systems, waste energy recovery systems, and energy efficiency.

•
ArcelorMittal’s recently developed engagement database has now formally recorded over 200 active, ongoing engagements with non-governmental organizations and other stakeholder groups across 28 countries. The database will improve the effectiveness of engagements, ensure consistent and appropriate responses, and allow for the early identification of issues.

Analysis of results for the twelve months ended December 31, 2009 versus results for the twelve months ended December 31, 2008

ArcelorMittal’s net income for the twelve months ended December 31, 2009 was $0.1 billion, or $0.08 per share, as compared to net income for the twelve months ended December 31, 2008 of $9.4 billion 2, or $6.80 per share.

Sales and operating loss7 for the twelve months ended December 31, 2009 were $65.1 billion and $1.7 billion, respectively, as compared with sales and operating income for the twelve months ended December 31, 2008, of $124.9 billion and $12.2 2 billion, respectively. Sales were lower due to lower average steel selling prices (-27%) and lower steel shipment volumes (-30%) due to a sharp drop in global steel demand following the global economic crisis.

Total steel shipments for the twelve months ended December 31, 2009 decreased to 71.1 million metric tonnes as compared with total steel shipments of 101.7 million metric tonnes for the twelve months ended December 31, 2008.

Depreciation costs for the twelve months ended December 31, 2009 decreased to $4.9 billion as compared with depreciation costs for the twelve months ended December 31, 2008 of $5.0 billion.

Impairment losses for the twelve months ended December 31, 2009 amounted to $564 million8. Impairment losses for the twelve months ended December 31, 2008 had amounted to $1.1 billion, including impairments of $499 million and goodwill of $560 million.

Operating performance for the twelve months ended December 31, 2009 was negatively impacted by an exceptional charge of $2.4 billion (pre-tax) related primarily to write down on inventory and provisions for workforce reductions. This was partly offset by an exceptional gain of $380 million relating to a reversal of litigation provisions previously booked in 2008, and a net gain of $108 million recorded on the sale of carbon dioxide credits that ArcelorMittal purchased since 20079. The operating performance for the twelve months ended December 31, 2008 had been negatively impacted by exceptional charges amounting to $6.1 billion consisting of a non-recurring expense of approximately $1.7 billion primarily related to vested post-employment benefits in connection with the entry by ArcelorMittal USA into a new labor contract with its union employees, and exceptional charges amounting to $4.4 billion related to write-downs of inventory and raw material supply contracts, and provisions for workforce reduction and litigation.

Income from equity method investments and other income for the twelve months ended December 31, 2009 was $58 million, as compared to $1.7 billion for the twelve months ended December 31, 2008.  The decrease was due to lower income from the Company’s investments due to the global economic crisis, as well as the gain recorded in 2008 from the sale of a stake in an investee company.

Net interest expense (including interest expense and interest income), remained flat at $1.5 billion for the twelve months ended December 31, 2009 as compared to the twelve months ended December 31, 2008. Interest cost increased during the year due to higher rates on capital markets refinancing, which was offset by lower overall net debt. During the twelve months ended December 31, 2009, the Company also recorded a loss of $0.9 billion as a result of mark-to-market adjustments on the conversion options embedded in its convertible bonds issued in the second quarter of 200910. Foreign exchange and other net financing costs11 were $385 million for the twelve months ended December 31, 2009, as compared to foreign exchange and other financing costs of $628 million for the twelve months ended December 31, 2008. Losses related to the fair value of derivative instruments for the twelve months ended December 31, 2009 amounted to $28 million, as compared with $177 million for the twelve months ended December 31, 2008.

Income tax benefit for the twelve months ended December 31, 2009 amounted to $4.5 billion, as compared with income tax expense for the twelve months ended December 31, 2008 of $1.1 billion. The income tax benefit for the year is primarily due to ArcelorMittal’s 2009 loss as compared with 2008 profit, and its geographical mix.

Results attributable to non-controlling (minority) interest for the twelve months ended December 31, 2009 decreased to a loss of $43 million as compared with non-controlling (minority) interest for the twelve months ended December 31, 2008 of $1.0 billion. The decrease relates to lower income in subsidiaries with non-controlling (minority) interest due to the global economic crisis.

Analysis of results for three months ended December 31, 2009 versus three months ended September 30, 2009 and three months ended December 31, 2008

ArcelorMittal recorded net income for the three months ended December 31, 2009 of $1.1 billion, or $0.71 per share, as compared with a net income of $0.9 billion, or $0.60 per share, for the three months ended September 30, 2009, and net loss of $2.6 billion 2 or $(1.93) per share, for the three months ended December 31, 2008.

Sales for the three months ended December 31, 2009 were $18.6 billion, higher as compared with $16.2 billion for the three months ended September 30, 2009 and down from $22.1 billion for the three months ended December 31, 2008.  Sales were higher during the fourth quarter of 2009 as compared to the third quarter of 2009, primarily due to higher volumes (+10%) and average steel selling prices (+6%). Despite the improvement in demand during the fourth quarter of 2009, sales remain substantially lower year-on-year due to the global economic crisis.

Operating income increased to $0.7 billion for the three months ended December 31, 2009, as compared with $0.3 billion for the three months ended September 30, 2009 and an operating loss for the three months ended December 31, 2008 of $3.5 billion 2.

Total steel shipments for the three months ended December 31, 2009 were 20.0 million metric tonnes as compared with steel shipments of 18.2 million metric tonnes for the three months ended September 30, 2009 and 17.1 million metric tonnes for the three months ended December 31, 2008. This increase results from improved demand across all segments in the fourth quarter of 2009 as compared with the third quarter of 2009.

Depreciation expenses for the three months ended December 31, 2009 were $1.3 billion as compared with depreciation expenses of $1.2 billion for the three months ended September 30, 2009 and December 31, 2008, respectively. The increase in the fourth quarter of 2009 as compared to the third quarter of 2009 is primarily on account of exchange rate impact.

Impairment costs for the three months ended December 31, 2009 amounted to $502 million 8 as compared to impairment losses of $62 million 8 for the three months ended September 30, 2009. Impairment losses for the three months ended December 31, 2008 amounted to $588 million including asset impairments of $325 million and reduction of goodwill of $264 million.

The operating performance for the three months ended December 31, 2009 was positively impacted by an exceptional gain of $380 million relating to a reversal of litigation provisions previously booked in the fourth quarter of 2008, and a net gain of $108 million recorded on the sale of carbon dioxide credits that ArcelorMittal purchased since 2007. These carbon dioxide proceeds will be re-invested in energy saving projects. Operating performance for the three months ended December 31, 2008 had been negatively impacted by exceptional charges amounting to $4.4 billion related to write-downs of inventory and raw material supply contracts, and provisions for workforce reduction and litigation.

Income from equity method investments and other income for the three months ended December 31, 2009 resulted in a gain of $101 million, as compared to gains of $99 million and $386 million for the three months ended September 30, 2009 and December 31, 2008, respectively.

Net interest expense (including interest expense and interest income) increased to $415 million for the three months ended December 31, 2009 as compared to $387 million for the three months ended September 30, 2009 primarily due to higher interest rates on refinancing bond issuances in 2009 and exchange rate effects. Net interest expense for the three months ended December 31, 2008 had amounted to $468 million. During the three months ended December 31, 2009, the Company also recorded a loss of $430 million (versus a $110 million loss in the third quarter of 2009) as a result of mark-to-market adjustments on the conversion options embedded in its convertible bonds issued in the first half of the year. Foreign exchange and other net financing costs for the three months ended December 31, 2009 amounted to $84 million, as compared to gains of $106 million and $64 million for the three months ended September 30, 2009 and December 31, 2008, respectively.  Gains related to the fair value of derivative instruments for the three months ended December 31, 2009 amounted to $2 million, as compared with gains of $6 million for the three months ended September 30, 2009, and losses of $240 million for the three months ended December 31, 2008, respectively.

ArcelorMittal recorded an income tax benefit of $1.3 billion for the three months ended December 31, 2009, as compared to an income tax benefit of $0.9 billion for the three months ended September 30, 2009. The income tax benefit for the three months ended December 31, 2008 was $1.1 billion.

Results attributable to non-controlling (minority) interest for the three months ended December 31, 2009 were $74 million as compared with profits attributable to non-controlling (minority) interest of $15 million for the three months ended September 30, 2009. Profits attributable to non-controlling (minority) interest for the three months ended December 31, 2008 were $34 million.

Capital expenditure projects

The following tables summarise the Company’s principal growth and optimisation projects involving significant capital expenditure completed in 2009 and those that are currently ongoing.

Completed projects

Segment	Site	Project	Capacity / particulars	Actual Completion
FCA	ArcelorMittal Tubarao (Brazil)	Hot strip mill expansion project	Hot strip mill capacity increase from 2.7mt to 4mt / year	4Q 09
FCA	Volcan (Mexico)	Mine development	Production increase of 1.6mt of iron ore in 2010	4Q 09

Ongoing(a) Projects

Segment	Site	Project	Capacity / particulars	Forecast Completion
FCA	ArcelorMittal Tubarao (Brazil)	Vega do Sul expansion plan	Increase in HDG production of 350kt / year	1H 10
FCA	ArcelorMittal Dofasco (Canada)	Primary steelmaking optimisation	Increase of slab capacity by 630kt / year	1H 10
FCE	ArcelorMittal Dunkerque (France)	Modernisation of continuous caster 21	Slab capacity increase from 6.7mt to 7.5mt / year	2H 10
FCA	Princeton Coal (USA)	Princeton Coal	Capacity increase of 0.7mt	2010
AACIS	Liberia mines	Greenfield Liberia	Iron ore production of 15mt / year	2011(b)
LCA	Monlevade (Brazil)	Monlevade expansion plan	Increase in capacity of finished products by 1.150kt	2012
FCA	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	2013

a)	Ongoing projects refer to projects in which construction has begun and exclude various projects that are under development such as in India.
b)	Iron ore mining production is expected to commence in 2011 with initial production of 1 million tonnes.

Projects through Joint Ventures

Country	Site	Project	Capacity	Forecast completion
Saudi Arabia	Al-Jubail	600kt seamless tube mill	Capacity of 600kt of seamless tube	2012
China	Hunan Province	VAMA Auto Steel JV	Capacity of 1.2mt for the auto market	2012
China	Hunan Province	VAME Electrical Steel JV	Capacity of 0.3mt of electrical steel	2012

Analysis of segment operations for the three months ended December 31, 2009 as compared to the three months ended September 30, 2009

Flat Carbon Americas

(USDm) unless otherwise shown	4Q 09	3Q 09	4Q 08 2	12M 09	12M 08 2
Sales	$4,069	$3,287	$4,542	$13,340	$27,031
EBITDA	524	332	433	1,119	5,834
Operating Income / (Loss)	180	83	(433)	(757)	2,524

Crude Steel Production ('000t)	5,402	4,323	3,472	16,556	26,476
Steel Shipments ('000t)	4,834	4,162	3,931	16,121	25,810
Average Selling Price (US$/t)	719	653	1,007	698	920
EBITDA/tonne (US$/t)	108	80	110	69	226
Operating Income (loss) /tonne (US$/t)	37	20	(110)	(47)	98

Flat Carbon Americas crude steel production reached 5.4 million tonnes for the three months ended December 31, 2009, an increase of 25% as compared to 4.3 million tonnes for the three months ended September 30, 2009. Following the improvement in demand the Company has restarted certain steel production facilities.

Sales in the Flat Carbon Americas segment were $4.1 billion for the three months ended December 31, 2009, an increase of 24% as compared to $3.3 billion for the three months ended September 30, 2009. Sales improved primarily due to higher steel shipments (+16%) and average steel selling prices (+10%). As a result EBITDA improved by $28/tonne (+36%) to $108/tonne.

Flat Carbon Europe

(USDm) unless otherwise shown	4Q 09	3Q 09	4Q 08	12M 09	12M 08
Sales	$5,934	$4,866	$7,029	$19,981	$38,300
EBITDA	657	271	956	1,907	6,448
Operating Income / (Loss)	230	(168)	(1,357)	(540)	2,773

Crude Steel Production ('000t)	7,410	6,718	5,147	22,752	34,338
Steel Shipments ('000t)	6,408	5,601	6,020	21,797	33,512
Average Selling Price (US$/t)	807	759	956	799	1,018
EBITDA/tonne (US$/t)	103	48	159	87	192
Operating Income (loss) /tonne (US$/t)	36	(30)	(225)	(25)	83

Flat Carbon Europe crude steel production reached 7.4 million tonnes for the three months ended December 31, 2009, an increase of 10% as compared to 6.7 million tonnes for the three months ended September 30, 2009. Following the improvement in demand the Company has restarted certain steel production facilities.

Sales in the Flat Carbon Europe segment were $5.9 billion for the three months ended December 31, 2009, an increase of 22% as compared to $4.9 billion for the three months ended September 30, 2009. Sales improved primarily due to higher steel shipments (+14%) and average steel selling prices (+6%). As a result EBITDA improved by $55/tonne (+112%) to $103/tonne.

EBITDA and operating results in the fourth quarter of 2009 included a net gain of $108 million recorded on the sale of carbon dioxide credits that ArcelorMittal purchased since 2007, and a $90 million non cash-gain relating to hedges on raw material purchases. Operating results in the third quarter of 2009 had been negatively impacted by a $62 million charge relating to impairment on coke oven assets at ArcelorMittal Galati, party offset by a $50 million non cash-gain relating to a hedge on raw material purchases.

Long Carbon Americas and Europe

(USDm) unless otherwise shown	4Q 09	3Q 09	4Q 08	12M 09	12M 08
Sales	$4,578	$4,328	$5,180	$16,767	$32,268
EBITDA	482	589	869	1,666	6,678
Operating Income / (Loss)	(79)	292	(394)	(29)	4,154

Crude Steel Production ('000t)	5,356	4,741	3,740	18,901	25,198
Steel Shipments ('000t)	5,228	5,025	4,551	19,937	27,115
Average Selling Price (US$/t)	755	740	997	743	1,055
EBITDA/tonne (US$/t)	92	117	191	84	246
Operating Income (loss) /tonne (US$/t)	(15)	58	(87)	(1)	153

Long Carbon Americas and Europe crude steel production reached 5.4 million tonnes for the three months ended December 31, 2009, an increase of 13% as compared to 4.7 million tonnes for the three months ended September 30, 2009. Following the improvement in demand, the Company has restarted certain steel production facilities.

Sales in the Long Carbon Americas and Europe segment were $4.6 billion for the three months ended December 31, 2009, an increase of 6% as compared to $4.3 billion for the three months ended September 30, 2009. Sales improved primarily due to higher steel shipments (+4%) and a marginal improvement in average steel selling prices (+2%).

Operating performance declined during the fourth quarter 2009 as revenue improvement was more than offset by an increase in costs, particularly scrap prices. During the quarter, the Company also recorded impairment costs of $281 million on its tubular business and certain idled assets (including $65 million in Roman, Romania and $65 million in Las Truchas, Mexico). During the fourth quarter of 2009, EBITDA declined by $25/tonne (-21%) to $92/tonne as compared to the third quarter of 2009.

Asia Africa and CIS (“AACIS”)

(USDm) unless otherwise shown	4Q 09	3Q 09	4Q 08	12M 09	12M 08
Sales	$2,274	$1,987	$2,063	$7,627	$13,133
EBITDA	310	235	280	1,002	3,985
Operating Income / (Loss)	167	96	(159)	265	3,145

Crude Steel Production ('000t)	3,899	3,382	2,124	13,411	15,118
Steel Shipments ('000t)	3,075	3,043	2,190	11,769	13,296
Average Selling Price (US$/t)	550	514	638	506	804
EBITDA/tonne (US$/t)	101	77	128	85	300
Operating Income (loss) /tonne (US$/t)	54	32	(73)	23	237

AACIS segment crude steel production reached 3.9 million tonnes for the three months ended December 31, 2009, an increase of 15% as compared to 3.4 million tonnes for the three months ended September 30, 2009. Following the improvement in demand, the Company has restarted certain steel production facilities.

Sales in the AACIS segment were $2.3 billion for the three months ended December 31, 2009, an increase of 14% as compared to $2.0 billion for the for the three months ended September 30, 2009. Sales improved primarily due to higher average steel selling prices (+7%), while shipments remained flat.

Operating performance improved during the fourth quarter of 2009 as compared to the third quarter of 2009 with EBITDA improving by $24/tonne (+31%) to $101/tonne.

Stainless Steel

(USDm) unless otherwise shown	4Q 09	3Q 09	4Q 08	12M 09	12M 08
Sales	$1,253	$1,061	$1,319	$4,234	$8,341
EBITDA	113	133	36	258	934
Operating Income / (Loss)	10	51	(247)	(172)	383

Crude Steel Production ('000t)	452	460	376	1,616	2,197
Steel Shipments ('000t)	415	354	365	1,447	1,958
Average Selling Price (US$/t)	2,820	2,882	3,260	2,763	3,976
EBITDA/tonne (US$/t)	272	376	99	178	477
Operating Income (loss) /tonne (US$/t)	24	144	(677)	(119)	196

Stainless Steel segment crude steel production reached 452 thousand tonnes for the three months ended December 31, 2009, a decrease of 2% from 460 thousand tonnes for the three months ended September 30, 2009.

Sales in the Stainless Steel segment were $1.3 billion for the three months ended December 31, 2009, an increase of 18% as compared to $1.1 billion for the three months ended September 30, 2009. Sales improved primarily due to higher steel shipments (+17%) partially offset by lower average steel selling prices (-2%).

Operating performance declined during the fourth quarter of 2009, as compared to the third quarter of 2009 due to higher input costs, as EBITDA declined by $104/tonne (-28%) to $272/tonne.

Steel Solutions and Services

(USDm) unless otherwise shown	4Q 09	3Q 09	4Q 08	12M 09	12M 08 2
Sales	$3,489	$3,246	$4,306	$13,524	$23,126
EBITDA	39	(1)	187	(97)	1,123
Operating Income / (Loss)	230	(60)	(580)	(286)	205

Steel Shipments ('000t) 17	4,167	4,207	3,684	16,794	19,143
Average Selling Price (US$/t)	794	736	1,106	767	1,155

Sales in the Steel Solutions and Services segment were $3.5 billion for the three months ended December 31, 2009, an increase of 7% as compared to $3.2 billion for the three months ended September 30, 2009. Sales improved primarily due to higher average steel selling prices (+8%) offset by marginally lower shipments (-1%).

Operating performance in the fourth quarter 2009 was positively impacted by an exceptional gain of $380 million relating to reversal of litigation provisions previously booked in the fourth quarter of 2008.This gain was offset in part by impairment costs of $128 million recorded primarily in ArcelorMittal Construction ($117 million).

Liquidity and Capital Resources

For the three months ended December 31, 2009, net cash provided by operating activities was $2.8 billion, compared to $2.4 billion for the three months ended September 30, 2009. The cash inflow from operating activities for the fourth quarter of 2009 included $1.4 billion generated by operating working capital changes as rotation days12 decreased from 83 days in the third quarter of 2009 to 63 days in fourth quarter of 2009. The Company expects rotation days to significantly increase in the first quarter of 2010 as activity levels are expected to improve. Cash provided by other operating activities for the three months ended December 31, 2009 amounted to $408 million due primarily to the non-cash charge of the $430 million convertible bond and increase in the Company’s true sales of receivables (“TSR”) programs, partly offset by a non-cash gain of $90 million relating to hedges on raw material purchases and various cash payments (e.g. VAT, voluntary separation scheme (VSS) and interest payments).

Net cash used in investing activities for the three months ended December 31, 2009 was $0.9 billion, compared to $0.7 billion for the three months ended September 30, 2009. Capital expenditures increased to $0.8 billion for the three months ended December 31, 2009 as compared to $0.6 billion for the three months ended September 30, 2009. The Company expects capital expenditure of approximately $4.0 billion in 2010. Capital expenditures for full year 2009 decreased to $2.8 billion as compared to $5.5 billion for full year 2008.

During the fourth quarter of 2009, the Company paid dividends amounting to $335 million, which included $283 million paid to ArcelorMittal shareholders and $52 million to non-controlling (minority) shareholders in subsidiaries. ArcelorMittal also pre-paid maturing debt amounting to $2.2 billion.

On October 1, 2009, ArcelorMittal priced an issuance of $1 billion principal amount of 7% bonds (yielding 7.4%) due 2039. On December 28, 2009, a wholly-owned Luxembourg subsidiary of ArcelorMittal issued and privately-placed a $750 million mandatory convertible bond due May 201113.

At December 31, 2009, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $6.0 billion as compared to $5.9 billion at September 30, 2009. Net debt 5 at December 31, 2009 was $18.8 billion (as compared with $21.6 billion at September 30, 2009). The reduction in net debt primarily resulted from cash generated from operations. Operating working capital (defined as inventory plus receivables less payables) at December 31, 2009 was $11.9 billion as compared to $13.7 billion at September 30, 2009, due mainly to lower trade accounts receivables and higher trade accounts payables. The Company expects net debt to increase in the first quarter of 2010 primarily due an increase in working capital due to rising activity levels.

The Company had liquidity of $17.2 billion at December 31, 2009, compared with liquidity of $18.4 billion at September 30, 2009, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $6.0 billion and $11.2 billion of available credit lines. As of December 31, 2009, the Company’s leverage ratio (net debt to last twelve months EBITDA), which is the ratio used in the Company’s principal financing facilities, stood at 3.2X versus 3.3X at September 30, 2009.

Dividend maintained at $0.75 per share for 2010

The Board of Directors has recommended to maintain the Company’s base dividend at $0.75 for full-year 2010.

As a consequence, the Board of Directors will submit to a shareholders’ vote, at the next annual general meeting, a proposal to maintain the quarterly dividend payment at $0.1875. The dividend payments would occur on a quarterly basis for the full year 2010, on March 15, 2010, June 14, 2010, September 13, 2010 and December 15, 2010, taking into account that the first quarter dividend payment to be paid on March 15, 2010 shall be an interim dividend.

Final payment of  dividend for 2009 of $0.1875 per share was made on December 14, 2009.

Update on management gains, fixed cost reduction program and capacity utilisation

The Company has met its target to achieve management gains of $2 billion of sustainable SG&A and fixed cost reductions in 2009 ahead of schedule. As of the end of the fourth quarter of 2009, the Company had achieved annualized sustainable savings of $2.7 billion. The Company has also achieved $5.0 billion ($4.3 billion at a constant dollar14) of annualized temporary fixed cost savings in Q4 2009 resulting from industrial optimization in response to lower demand.

Capacity utilisation increased to approximately 70% in the fourth quarter of 2009, as compared to approximately 61% in the third quarter of 2009, and is expected to increase gradually to approximately 75% in the first quarter of 2010.

Recent Developments

•
On January 19, 2010, ArcelorMittal announced it had entered into initial discussions with BHP Billiton to potentially combine their respective iron ore mining and infrastructure interests in Liberia and Guinea within a joint venture. The iron ore interests of the two companies in Liberia and in Guinea are proximate and the parties believe they could be significantly more competitive if brought together in a combined operation. The parties will be working together over the coming months to assess the merits of a partnership and will also work closely with the governments involved.

•
Following the closing of a tender offer on January 7, 2010, the Company acquired a 28.8% stake in Uttam Galva Steels Limited (“Uttam Galva”), a leading producer of cold rolled steel, galvanized products (including plain and corrugated) and color coated coils and sheets based in Western India that is listed on the major stock exchanges of India. The Company expects to purchase an additional 4.9% from the Promoter R.K. Miglani family in due course.

•
On December 29, 2009, ArcelorMittal announced the issuance on December 28, 2009 via a wholly-owned Luxembourg subsidiary of a $750 million bond mandatorily convertible into preferred shares of such subsidiary. The bond was placed privately with a Luxembourg affiliate of Calyon and will not be listed. The bond will have a maturity of 17 months and ArcelorMittal will be entitled to call it in the year prior to maturity.  The subsidiary invested the proceeds of the bond issuance and an equity contribution by ArcelorMittal in notes linked to shares of the listed companies Eregli Demir Ve Celik Fab. T. AS of Turkey and Macarthur Coal Limited of Australia, both of which are held by ArcelorMittal subsidiaries. The subsidiary may also, in agreement with Calyon, invest in other financial instruments.

•
On December 22, 2009, ArcelorMittal announced the appointment of Mr. Peter Kukielski to its Group Management Board (GMB), with responsibility for the Group's global mining operations, effective January 1, 2010.

•
On December 9, 2009, ArcelorMittal announced that Mr. Georges Schmit will step down from his position as a member of the Board of Directors on December 31, 2009, due to his appointment as Consul General of Luxembourg based in San Francisco. In replacement of Mr. Georges Schmit, the Board of Directors has appointed Mr. Jeannot Krecké as an interim board member starting January 1, 2010. Mr Jeannot Krecke's appointment to the Board of Directors for a full term will be proposed to shareholders at the Company's Annual General Meeting scheduled May 11, 2010.

•
On November 12, 2009, ArcelorMittal announced that it had entered into an agreement to acquire a 13.9% stake in ArcelorMittal Ostrava from a subsidiary of PPF Group N.V., for approximately $371 million. Following completion of the transaction in January 2010, ArcelorMittal holds a 96.4% stake in ArcelorMittal Ostrava.

•
On October 9, 2009, ArcelorMittal entered into an agreement to divest its non-controlling (minority) interest in Wabush Mines in Canada, pursuant to which it will receive $34.28 million for its 28.6% stake. The transaction was completed in February 2010. The mine produced 0.8 million tons of iron ore for ArcelorMittal in 2009. The Company will continue to maintain significant mining operations and resources in Canada, including ArcelorMittal Mines Canada (formerly Quebec Cartier Mining).

For further information about each of these recent developments, please refer to our website www.arcelormittal.com

First quarter of 2010 outlook

The first quarter of 2010 EBITDA is expected to be approximately $1.8 - $2.2 billion. Shipments are expected to be higher during the first quarter of 2010 as compared to the fourth quarter of 2009, but this increase is expected to be offset by slightly lower average selling prices and increased costs. The Company also expects net debt to increase in the first quarter of 2010.

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	December 31,	September 30,	December 31,
In millions of U.S. dollars	2009	2009	2008 2, 15
ASSETS
Cash and cash equivalents and restricted cash	$6,009	$5,884	$7,587
Trade accounts receivable and other	5,750	6,623	6,737
Inventories	16,835	16,900	24,741
Prepaid expenses and other current assets	4,213	4,923	5,349
Total Current Assets	32,807	34,330	44,414

Goodwill and intangible assets	17,034	17,005	16,119
Property, plant and equipment	60,385	61,414	60,755
Investments in affiliates and joint ventures and other assets	17,471	16,588	11,800
Total Assets	$127,697	$129,337	$133,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
Payable to banks and current portion of long-term debt	$4,135	$5,676	$8,409
Trade accounts payable and other	10,676	9,777	10,501
Accrued expenses and other current liabilities	8,719	9,343	11,850
Total Current Liabilities	23,530	24,796	30,760

Long-term debt, net of current portion	20,677	21,787	25,667
Deferred tax liabilities	5,144	5,918	6,395
Other long-term liabilities	12,948	12,928	11,036
Total Liabilities	62,299	65,429	73,858

Equity attributable to the equity holders of the parent	61,045	60,291	55,198
Non–controlling interest	4,353	3,617	4,032
Total Equity	65,398	63,908	59,230
Total Liabilities and Shareholders’ Equity	$127,697	$129,337	$133,088

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
In millions of U.S. dollars	2009	2009	2008 2	2009	2008 2
Sales	$18,642	$16,170	$22,089	$65,110	$124,936
Depreciation	(1,325)	(1,222)	(1,243)	(4,893)	(5,043)
Impairment	(502)	(62)	(588)	(564)	(1,057)
Exceptional items 7	380	0	(4,443)	(2,045)	(6,142)
Operating income / (loss)	684	305	(3,466)	(1,678)	12,236
Operating margin %	3.7%	1.9%	(15.7%)	(2.6%)	9.8%

Income from equity method investments and other income	101	99	386	58	1,653
Net interest expense	(415)	(387)	(468)	(1,507)	(1,547)
Mark to market on convertible bonds	(430)	(110)	0	(897)	0
Foreign exchange and other net financing gains (losses)	(84)	106	64	(385)	(628)
Revaluation of derivative instruments	2	6	(240)	(28)	(177)
Income (loss) before taxes and non-controlling interest	(142)	19	(3,724)	(4,437)	11,537
Income tax benefit (expense)	1,286	899	1,126	4,512	(1,098)
Income (loss) including non-controlling interest	1,144	918	(2,598)	75	10,439
Non-controlling interest	(74)	(15)	(34)	43	(1,040)
Net income (loss) attributable to owners of the parent	$1,070	$903	$(2,632)	$118	$9,399

Basic earnings (loss) per common share	0.71	0.60	(1.93)	0.08	6.80
Diluted earnings (loss) per common share	0.68	0.60	(1.93)	0.08	6.78

Weighted average common shares outstanding (in millions)	1,509	1,508	1,365	1,445	1,383
Adjusted diluted weighted average common shares outstanding (in millions)	1,537	1,597	1,365	1,446	1,386

EBITDA 4	$2,131	$1,589	$2,808	$5,824	$24,478
EBITDA Margin %	11.4%	9.8%	12.7%	8.9%	19.6%

OTHER INFORMATION
Total iron ore production16 (million metric tonnes)	15.6	13.1	15.5	52.7	64.7
Crude steel production (million metric tonnes)	22.5	19.6	14.9	73.2	103.3
Total shipments of steel products17 (million metric tonnes)	20.0	18.2	17.1	71.1	101.7

Employees (in thousands)	282	287	316	282	316

ARCELORMITTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three Months Ended			Twelve Months Ended
	December 31, 2009	September 30, 2009	December 31, 2008 2	December 31, 2009	December 31, 2008 2
Operating activities:
Net income (loss)	$1,070	$903	$(2,632)	$118	$9,399
Adjustments to reconcile net income (loss) to net cash provided by operations:
Non-controlling interest	74	15	34	(43)	1,040
Depreciation and impairment	1,827	1,284	1,831	5,457	6,100
Exceptional items 7	(380)	-	4,443	2,045	6,142
Deferred income tax	(1,562)	(1,006)	(912)	(4,866)	(1,396)
Change in operating working capital18	1,378	1,333	1,642	6,575	(8,070)
Other operating activities (net)	408	(141)	1,471	(2,008)	1,437
Net cash provided by operating activities	2,815	2,388	5,877	7,278	14,652
Investing activities:
Purchase of property, plant and equipment	(799)	(575)	(1,445)	(2,792)	(5,531)
Other investing activities (net)	(52)	(83)	1,222	8	(6,897)
Net cash used in investing activities	(851)	(658)	(223)	(2,784)	(12,428)
Financing activities:
(Payments) proceeds relating to payable to banks and long-term debt	(2,194)	(3,020)	(3,315)	(8,595)	4,873
Dividends paid	(335)	(306)	(594)	(1,338)	(2,576)
Share buy-back19	-	-	-	(234)	(4,440)
Offering of common shares	-	-	-	3,153	-
Mandatory convertible bond	750	-	-	750	-
Other financing activities (net)	(38)	(27)	-	(83)	11
Net cash used in financing activities	(1,817)	(3,353)	(3,909)	(6,347)	(2,132)
Net (decrease) increase in cash and cash equivalents	147	(1,623)	1,745	(1,853)	92
Effect of exchange rate changes on cash	(60)	210	(184)	196	(376)
Change in cash and cash equivalents	$87	$(1,413)	$1,561	$(1,657)	$(284)

 Appendix 1 - Key financial and operational information - Full year 2009

In million of U.S. dollars, except crude steel production, steel shipment and average steel selling price data.	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	Steel Solutions and Services
FINANCIAL INFORMATION
Sales	$13,340	$19,981	$16,767	$7,627	$4,234	$13,524
Depreciation and impairment	(1,170)	(1,505)	(1,379)	(547)	(329)	(356)
Operating income (loss)	(757)	(540)	(29)	265	(172)	(286)
Operating margin (as a % of sales)	(5.7%)	(2.7%)	(0.2%)	3.5%	(4.1%)	(2.1%)

EBITDA 4	1,119	1,907	1,666	1,002	258	(97)
EBITDA margin (as a % of sales)	8.4%	9.5%	9.9%	13.1%	6.1%	(0.7%)
Capital expenditure20	523	937	545	435	127	132

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	16,556	22,752	18,901	13,411	1,616	-
Steel shipments (Thousand MT)	16,121	21,797	19,937	11,769	1,447	16,794
Average steel selling price ($/MT)21	698	799	743	506	2,763	767

Appendix 1 - Key financial and operational information - Fourth Quarter of 2009

In million of U.S. dollars, except crude steel production, steel shipment and average steel selling price data.	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	Steel Solutions and Services
FINANCIAL INFORMATION
Sales	$4,069	$5,934	$4,578	$2,274	$1,253	$3,489
Depreciation and impairment	(344)	(427)	(561)	(143)	(103)	(189)
Operating income (loss)	180	230	(79)	167	10	230
Operating margin (as a % of sales)	4.4%	3.9%	(1.7%)	7.3%	0.8%	6.6%

EBITDA 4	524	657	482	310	113	39
EBITDA margin (as a % of sales)	12.9%	11.1%	10.5%	13.6%	9.0%	1.1%
Capital expenditure 20	156	203	166	161	43	44

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	5,402	7,410	5,356	3,899	452	-
Steel shipments (Thousand MT)	4,834	6,408	5,228	3,075	415	4,167
Average steel selling price ($/MT) 21	719	807	755	550	2,820	794

Appendix 2a: Steel Shipments by geographical location22

Amounts in thousand of tonnes	4Q 09	3Q 09	2Q 09	1Q 09	2009
Flat Carbon America:	4,834	4,162	3,481	3,644	16,121
North America	3,271	2,676	2,247	2,557	10,751
South America	1,563	1,486	1,234	1,087	5,370

Flat Carbon Europe:	6,408	5,601	4,974	4,814	21,797
Europe	6,408	5,601	4,974	4,814	21,797

Long Carbon:	5,228	5,025	5,261	4,423	19,937
North America	1,021	828	1,067	946	3,862
South America	1,177	1,243	1,072	994	4,486
Europe	2,838	2,783	2,907	2,225	10,753
Other23	192	171	215	258	836

AACIS:	3,075	3,043	2,897	2,754	11,769
Africa	1,137	1,235	1,035	1,010	4,417
Asia, CIS & Other	1,938	1,808	1,862	1,744	7,352

Stainless Steel:	415	354	363	315	1,447

Appendix 2b: EBITDA 4 by geographical location

Amounts in USD millions	4Q 09	3Q 09	2Q 09	1Q 09	2009
Flat Carbon America24:	524	332	176	87	1,119
North America	127	148	112	13	400
South America	397	184	64	74	719

Flat Carbon Europe:	657	271	517	462	1,907
Europe	657	271	517	462	1,907

Long Carbon:	482	589	327	268	1,666
North America	13	(42)	(38)	(78)	(145)
South America	419	449	305	287	1,460
Europe	43	135	42	29	249
Others 23	7	47	18	30	102

AACIS:	310	235	273	184	1,002
Africa	120	46	14	8	188
Asia, CIS & Other	190	189	259	176	814

Stainless Steel:	113	133	17	(5)	258

Appendix 2c: Iron Ore production

			(Production million tonnes) (a)
Mine location	Type	Product	4Q 09	3Q 09	2Q 09	1Q 09	2009
North America (b)	Open Pit	Concentrate and Pellets	5.4	4.5	4.8	5.5	20.2
South America (d)	Open pit	Lump and Sinter feed	0.7	0.8	0.7	0.4	2.5
Europe	Open pit	Lump and fines	0.3	0.4	0.3	0.2	1.1
Africa	Open Pit / Underground	Lump and fines	0.3	0.2	0.3	0.3	1.1
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump and fines	3.3	3.5	3.1	3.0	12.8
Captive - iron ore			9.9	9.3	9.1	9.3	37.7

North America (c)	Open Pit	Pellets	4.1	2.2	1.3	1.0	8.5
South America (d)	Open Pit	Lump and Fines	0.1	0.3	0.3	0.3	1.1
Africa (e)	Open Pit	Lump and Fines	1.5	1.4	1.3	1.4	5.5
Long term contract - iron ore			5.7	3.8	2.9	2.6	15.1

Group			15.6	13.1	12.1	11.9	52.7

a)	Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).
b)
Includes own share of production from Hibbing (USA-62.30%), Wabush (Canada-28.57%) and Pena (Mexico-50%). On October 9, 2009, ArcelorMittal entered into an agreement to divest its non-controlling (minority) interest in Wabush Mines in Canada. The transaction was completed in February 2010.

c)	Long-term supply contract with Cleveland Cliffs; prices are formula based.
d)	Includes Andrade mine operated by Vale until November 15, 2009: prices on a cost plus basis. From November 16, 2009 the mine has been operated by ArcelorMittal and included as captive.
e)	Strategic agreement with Sishen/Thabazambi (Africa); prices on a cost plus basis.

Appendix 2d: Coal production

	(Production million tonnes)
Mine location	4Q 09	3Q 09	2Q 09	1Q 09	2009
North America	0.5	0.5	0.5	0.5	2.1
Asia, CIS & Other	1.2	1.2	1.3	1.4	5.1
Captive - coal	1.7	1.7	1.8	1.9	7.1

North America (a)	0.0	0.1	0.0	0.0	0.2
Africa (b)	0.1	0.1	0.1	0.0	0.3
Coal - long term contracts	0.1	0.1	0.1	0.1	0.4

Group	1.9	1.9	1.9	2.0	7.6

a)	Strategic agreement - prices on a cost plus basis.
b)	Long term lease - prices on a cost plus basis.

Appendix 3: Debt repayment schedule as at December 31, 2009

Debt repayment schedule ($ billion)	2010	2011	2012	2013	2014	>2014	Total
Term loan repayments							-
- Under €12bn syndicated credit facility	-	3.5	-	-	-	-	3.5
- Convertible Bonds 10, 13	-	0.1	-	-	2.0	-	2.1
- Bonds	0.9	-	-	3.6	1.8	6.1	12.4
Subtotal	0.9	3.6	-	3.6	3.8	6.1	18.0
LT revolving credit lines
- €5bn syndicated credit facility	-	-	-	-	-	-	-
- $4bn syndicated credit facility	-	-	-	-	-	-	-
Commercial paper25	1.5	-	-	-	-	-	1.5
Other loans	1.7	0.7	1.5	0.5	0.2	0.7	5.3
Total Gross Debt	4.1	4.3	1.5	4.1	4.0	6.8	24.8

Appendix 4: Credit lines available as at December 31, 2009

Credit lines available ($ billion)	Equiv. $	Drawn	Available
€5bn syndicated credit facility26	$7.2	$0.0	$7.2
$4bn syndicated credit facility	$4.0	$0.0	$4.0
Total committed lines	$11.2	$0.0	$11.2

Appendix 5 - Other ratios as at December 31, 2009

Ratios	3Q 09	4Q 09
Gearing27	34%	29%
Net debt to average EBITDA ratio based on yearly average EBITDA from Jan 1, 2004	1.3X	1.2X
Net debt to EBITDA ratio based on last twelve months EBITDA	3.3X	3.2X

Appendix 6 – Details of footnotes

_______________________________
1 The financial information in this press release and Appendix 1 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.
2 The 2008 financial information presented in this document corresponds to the information as originally released. In accordance with IFRS the Company has adjusted the 2008 financial information retrospectively for the finalization in 2009 of the allocation of purchase price for certain business combinations carried out in 2008. The adjustments will be reflected in the Company’s consolidated financial statements for the year ended December 31, 2009. Accordingly, these adjusted comparatives are set forth in the bullets below:
▪
Goodwill and intangible assets, property plant and equipment, accrued expenses and other current liabilities and other long-term liabilities for the twelve months ended December 31, 2008, was $16,636 million, $60,251 million, $11,673 million and $11,194 million, respectively.

▪	EBITDA, operating income, net income and earnings per share for the twelve months ended December 31, 2008 were $24,571 million, $12,325 million, $9,466 million and $6.84 per share, respectively.
▪	Flat Carbon Americas segment EBITDA and operating income for the twelve months ended December 31, 2008, was $5,948 million and $2,638 million, respectively.
▪	Steel Solutions and Services segment EBITDA and operating income for the twelve months ended December 31, 2008, was $1,103 million and $181 million, respectively.
▪	Other operating activities (net) for the twelve months ended December 31, 2008, was $1,344 million.
▪	EBITDA, operating loss, net loss and basic loss per share for the three months ended December 31, 2008 were $2,922 million, $(3,352) million, $(2,560) million and $(1.88) per share, respectively.
▪	Flat Carbon Americas EBITDA and operating loss for the three months ended December 31, 2008, was $547 million and $(319) million, respectively.
▪	Other operating activities (net) for the three months ended December 31, 2008, was $1,357 million.

3 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
4 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.
5 Net debt refers to long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments.
6 As at September 30, 2008 net debt was $32.5 billion.
7 During 2009 the Company recorded an exceptional gain of $380 million relating to reversal of litigation costs previously booked in the fourth quarter of 2008 following the Paris Court of Appeals decision to reduce the fine imposed on certain French distribution subsidiaries of ArcelorMittal by the French Competition Authority from €302 million ($441 million) to €42 million ($61 million). This gain was offset by exceptional charges amounting to $2.4 billion pre-tax related primarily to write-downs of inventory ($2.1 billion) and provisions for workforce reduction ($0.3 billion). During 2008, the Company had recorded exceptional charges amounting to $6.1 billion consisting of a non-recurring expense of approximately $1.7 billion primarily related to vested post-employment benefits in connection with the entry by ArcelorMittal USA into a new labor contract with its union employees, and exceptional charges amounting to $4.4 billion related to write-downs of inventory and raw material supply contracts, and provisions for workforce reduction and litigation.
8 Impairment costs for the twelve months ended December 31, 2009 consisted primarily of $237 million on various idled assets (including $92 million relating to the impairment of coke oven assets at Galati, Romania and $65 million at Las Truchas, Mexico), $122 million impairment at various tubular product operations (primarily $65 million in Roman, Romania), and $172 million of other impairments (including $117 million at ArcelorMittal Construction France).
Impairment costs for the three months ended December 31, 2009 of $502 million consist of $169 million on various idled assets (primarily $65 million at Las Truchas, Mexico), $122 million on various tubular product operations (primarily $65 million in Roman, Romania), and $172 million on other impairment assets (primarily $117 million at ArcelorMittal Construction France).
Impairment losses for the three months ended September 30, 2009 had amounted to $62 million relating to impairment on coke oven assets at Galati, Romania.
9 From 2007 to end of 2009 ArcelorMittal had purchased credits for 19.2 million tonnes and sold credits for 18.6 million tonnes (including 6 million sold during the fourth quarter of 2009).
10 On April 1, 2009 and May 6, 2009, the Company issued approximately $2.5 billion of bonds which are convertible into its shares at the option of the bondholders. Under the terms of the bonds the Company has the option to settle the bonds for shares or for an amount equivalent to the cash value of the shares at the date of the settlement. The Company has determined that the convertible bonds are hybrid instruments as defined by IFRS as the conversion option gives the bondholder the right to put the bond back to the Company. In addition, the Company identified certain components of the contract to be embedded derivatives in accordance with IAS 39. Therefore, the Company separated the embedded derivatives and recorded their fair value at inception ($597 million) as liabilities (reducing net financial debt). At each reporting period, changes in the fair value of the embedded derivatives are recorded to the statement of operations. The charges recorded at the end of the fourth quarter 2009 ($430 million), third quarter 2009 ($110 million) and second quarter 2009 ($357 million) were due primarily to the appreciation of the Company’s share price since the issuance of the bonds. As from October 28, 2009 holders of the ArcelorMittal $800 million convertible bonds due 2014 were notified that ArcelorMittal had decided to irrevocably waive the option to deliver the cash value of the shares upon conversion. As a result of this waiver, the embedded derivative recorded as a liability in the amount of $279 million was transferred to equity and hence will no longer affect the statement of operations going forward.
11 Foreign exchange and other net financing costs include foreign currency swaps, bank fees, interest on pensions and impairments of financial instruments.
12 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.
13 The Company has determined that the obligation to convert the bond into preferred shares of its subsidiary was an equity instrument and accordingly recorded $695 million ($684 million net of fees and tax) as non-controlling interest and $55 million as debt.
14 At average 2008 exchange rate.
15 Amounts are derived from the Company’s audited consolidated financial statements for the year ended December 31, 2008.
16 Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).
17 Steel Solutions and Services shipments are eliminated in consolidation as they represent shipments originating from other ArcelorMittal operating subsidiaries.
18 Changes in operating working capital are defined as trade accounts receivable plus inventories less trade accounts payable.
19 During the second quarter of 2009, the Company distributed $234 million to the non-controlling shareholders in its South African subsidiary by way of a share buy-back. This transaction did not change the Company’s percentage ownership of the subsidiary.
20 Segmental capex includes the acquisition of intangible assets.
21 Average steel selling prices are calculated as steel sales divided by steel shipments.
22 Shipments originating from a geographical location.
23 Includes tubular business.
24 EBITDA between North America and South America in the third quarter of 2009 has been re-classified by $56 million, but this has no impact at the segment level.
25 Commercial paper is expected to continue to be rolled over in the normal course of business.
26 Euro denominated loans converted at the Euro: $ exchange rate of 1.4406 as at December 31, 2009
27 Gearing is defined as (A) long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments, divided by (B) total equity.